EXHIBIT 4.21

Loan Agreement

Borrower:

Guizhou Yongfu Mining Co., Ltd. (hereinafter referred to as “Party A”)

Address:

Unit 3-8-20, No. 59 Ruijin North Road, Yunyan District, Guiyuan City, Guizhou Province, the PRC

Postal code:

n/a

Legal representative/

Person-in-charge:

Li Qing

Telephone:

0851-6885028

Fax:

0851-6831703

Bank:

Corporate Bank Division, Chongqing Branch, China Minsheng Bank Corp Ltd

Account number:

1101014210021339

Lender:

Chongqing Branch of China Minsheng Banking Corp. Ltd. (hereinafter referred to as “Party B”)

Address:

No. 9 Jiansin North Road, Chongqing City, the PRC

Postal code:

400020

Legal representative:

Zhang Chang Cun

Telephone:

67695759

Fax:

67695762

According to the applicable laws and regulations of the People’s Republic of China (the “PRC”), Party A and Party B, after reaching an agreement through negotiations, hereby enter into and execute this Agreement.

Article 1

Loan Type

Clause 1

In accordance with the terms and conditions of this Loan Agreement, Party B agrees to provide a long-term loan for Party A.

Article 2

Purpose of the Loan

Clause 2

The purpose of the Loan hereunder is coal mine construction.  Without the written approval of Party B, Party A shall not alter the purpose of the Loan.

Article 3

Amount and Period of the Loan

Clause 3

The amount of the Loan hereunder shall be RMB Two Hundred Million (RMB 200,000,000) only.

Clause 4

The Loan shall have a tenure of eight years.  The loan tenure shall start on February 2, 2009 (the contracted first drawdown date) and continue until February 2, 2017 (the contracted maturity date).

Article 4

Calculation of Interest

Clause 5

5.1

The interest rate shall be 7.722% per annum, which is an annual rate equal to 30% above the 5.94% over-5-year official base lending rate stipulated by The People’s Bank of China on the day when this contract is signed (the “Contracted Interest Rate”).

5.2

The interest shall be calculated from the drawdown date.  On each interest payment date, Party A shall pay Party B the interest accrued from the day after the preceding interest payment date or the drawdown date until that interest payment date and the principal due (if applicable) on that interest payment date.

5.3

The length of the interest period of the Loan is three months.  The interest shall be calculated on a monthly basis and payable on a quarterly basis.  Interest payment date is the 20th day of the last month of each quarter.  The last interest payment date is the maturity date of the Loan.

5.4

In the event of default in the repayment of any part of the Loan on the due date, Party A shall be charged an interest rate equal to 50% above the Contracted Interest Rate (referred to as the “Default Interest Rate”) on the overdue sum from the due date to the actual payment date.  Such default interest shall be calculated monthly on a compound basis based on the actual number of days elapsed.

5.5

In the event of failure to use the loan proceeds for the designated purpose, interest at the rate of 100% above the Contracted Interest Rate stated in Clause 5.1 (referred to as the “Penalty Interest Rate”) shall be charged on the amount of proceeds used for purpose other than the designated one starting from the date when the loan proceeds are inappropriately used.  In the event of failure to pay the penalty interest on time, such penalty interest shall be calculated monthly on a compound basis based on the actual number of days that the loan proceeds are inappropriately used.  In addition, Party B has the right to declare any part or the entire Loan under the Loan Agreement to be forthwith due and payable and Party A shall be held responsible for the default.

5.6

Should The People’s Bank of China adjust the above base lending rate after this contract is signed (the “Adjustment”), the Contracted Interest Rate as stipulated in this Loan Agreement will be automatically adjusted according to the method of interest calculation under Clause 5.1.  The adjusted Contracted Interest Rate will take effect from the day after the date of Adjustment.

In the event of any change in the Contracted Interest Rate, all the Default Interest Rate and Penalty Interest Rate will be automatically adjusted and calculated accordingly.

Party A and Party B are required to neither sign further agreement for the change of interest rate according to Clause 5.6 of this Agreement, nor seek each other’s consent or inform the guarantors or obtain their consent.

Article 5

Drawdown

Clause 6

Upon the full force and effect of this Agreement, Party B has the right to refuse Party A’s drawdown until the following conditions precedent have been satisfied:

6.1

Party A has provided the following documents (including without limitation) in form and substance satisfactory to Party B:

6.1.1

Party A’s business registration certificate (latest annual inspection duly passed), organization code certificate and tax registration certificates;

6.1.2

Party A’s article of association as in force for the time being;

6.1.3

Proof of identity of Party A’s legal representative and his/ her copy of identity card;

6.1.4

A list of names and specimen signatures of Party A’s directors and relevant senior officers mentioned in this Loan Agreement; and

6.1.5

Resolutions of its board of directors authorizing the borrowing of the Loan and the power of attorney to sign on its behalf this Loan Agreement.

6.2

All the relevant guarantee, lien and pledge documents have been duly executed and in full force and effect.

6.3

There is no occurrence or persistence in any event of default.  In case the event of default shall have occurred, either waiver has been obtained from Party B or rectification has been performed to the satisfaction of Party B.

6.4

All the representations and warranties contained in Clause 10 of this Agreement made by Party A shall be true, correct and valid with the same effect as though made on and as of the drawdown date with reference to the facts and circumstances then existing.

6.5

There has been no material adverse change in the financial condition of Party A between the execution date of this Agreement and the drawdown date.

Party B shall, at its absolute discretion, release the Loan even if all the above conditions have not been satisfied.  Party B’s act shall not constitute or be deemed to constitute its defective performance under this Agreement.

Clause 7

Party A may withdraw the proceeds of the Loan in accordance with the drawdown schedule specified in Attachment 1.  Should the actual drawdown date be different from the one specified in the Attachment, the date as recorded in the loan drawdown note shall govern.

Article 6

Repayment of Loan

Clause 8

8.1

Party A shall repay the loan in accordance with the repayment schedule specified in Attachment 2.

8.2

Should the actual first drawdown date be different from the contracted first drawdown date, the maturity date under this Agreement shall be adjusted as follows:

8.2.1

If Party A opts for full lump sum repayment of principal at the time of expiry, the maturity date will be adjusted in accordance with the loan tenure set forth in Clause 4 and the actual first drawdown date;

8.2.2

If Party A opts for repayment of principal by installments, the maturity date and other payment dates will not alter in response to the change of the first drawdown date.

8.3

If the repayment date or the interest payment date falls on a public holiday, payment shall be made on the first business day after that repayment date or interest payment date (and interest will be calculated up to the actual repayment date).  Party A shall ensure sufficient funds are available in its repayment account on the repayment date or the interest payment date to meet the principal or interest due.  In the event of a default on a payment due to inadequate funds in Party A’s repayment account, Party A will be liable for default interest and compound interest on the amount overdue.

8.4

Should there be insufficient funds to meet the principal and interest in Party A’s repayment account, Party B has the right to directly debit the principal, interest, default interest, compound interest, liquidated damages and other expenses Party A is liable for from the accounts Party A has in the business establishments owned by China Minsheng Banking Corp. Ltd and Party B is not responsible for any loss or interest incurred.

8.5

Any grant of early repayment of the Loan shall be conditional upon there being no default in payment of the Loan under this Agreement.  Party A should apply to Party B in writing for an early repayment and obtain Party B’s consent ten (10) bank business days in advance.  No early repayment charge is imposed on early repayment of the Loan.

8.6

Should Party A consider a time extension for the repayment of the Loan necessary, it should submit a “Loan Extension Application” to Party B at least thirty (30) days prior to the maturity day.  If Party B decides to grant the time extension, both parties shall enter into a “Loan Extension Agreement”.  In the event that Party B decides not to grant the extension application, Party A should pay the full amount of the loan due as scheduled.

Article 7

Guarantee

Clause 9

Both parties agree to execute the one or more following guarantees:

(i)

Guarantee agreement number “Gong 99112009298673”; and

(ii)

Collateral agreement number “Gong 991120092668”.

Article 8

Party A’s Representations and Warranties

Clause 10

Party A represents and warrants as follows:

10.1

Party A is a company duly incorporated and validly existing under the law of the People’s Republic of China with full capacity for civil rights and civil acts to enter into and execute this Agreement and has obtained all the permits, permission, registration and documents required to sign this Agreement.

10.2

All the internal authorization procedures needed for signing this Agreement have been completed and are fully valid.  All the necessary actions and authorizations to enter into this Agreement and the obligations under this Agreement shall not contradict with the current articles of association, internal regulations, and any contracts, agreements or documents having a binding effect on Party A.

10.3

No action, suit, proceeding or potential material dispute is pending or threatened against Party A before any court, board of arbitration or administrative agency which could or might have a material adverse effect on Party A’s performance of this Agreement.

10.4

Party A does not have any material debt or contingent liability not disclosed to Party B.

10.5

All the information provided for Party B by Party A is true, complete and valid and Party A has not omitted or concealed any significant facts.

10.6

Party A undertakes to use the loan proceeds in accordance with this Agreement and the purpose prescribed by the laws of the PRC.

10.7

Party A shall accept the investigation, enquiry and supervision of Party B in respect of the use of proceeds under this Agreement.

10.8

Party A shall actively give assistance and cooperation to Party B in connection with its investigation, enquiry and supervision of the production, operation and financial condition of Party A.  Party A shall furnish to Party B financial reports such as balance sheet, income statement, statement of cash flow, etc on a regular basis.

10.9

Party A shall promptly inform Party B in writing of any occurrence of an event (including without limitation those events stipulated in Clause 10.3) threatening normal operation or inhibiting the repayment obligations under this Agreement.

10.10

Without the prior written consent of Party B, Party A shall not undertake amalgamation, merger, spin-off, stock company reorganization, project contracting, leasing, joint venture, investment, application for business suspension for rectification, application for dissolution, application for reconciliation/ reform/ bankruptcy, transfer/ disposal of any of its material assets by any means, or other acts which shall affect the interests of Party B by altering the debt/ liability relationship under this Loan Agreement.

10.11

Prior to the full repayment of Loan, Party A shall not provide guarantee with the amount exceeding its net asset value for a third party.

10.12

During the tenure of the Loan, Party A shall notify Party B of any changes in its registered address, company name or legal representative and senior officers in seven (7) days.

10.13

Party A undertakes to provide a new guarantee to the satisfaction of Party B or repay the Loan before the maturity date in case the guarantor has violated any obligations and commitments under the guarantee agreement, the guarantor is incapable of providing guarantee, or the diminishment in the value or damage of the collateral.

10.14

The written consent of Party B is required if Party A shall transfer the liability under this Agreement to a third party.

Article 9

Party B’s Rights and Obligations

Clause 11

The rights and obligations of Party B

11.1

Party B undertakes to release the proceeds in accordance with this Agreement and the execution of this Loan Agreement has been properly authorized in full force and effect.

11.2

Upon full performance of the designated obligations by Party A and the satisfaction of the conditions precedent, Party B should remit the amount it undertakes to Party A as scheduled.

11.3

Party B should not, without prior consent of Party A, divulge in any form any information obtained under or in connection with this Agreement concerning Party A’s liabilities, finance, production, operation, etc. to any other parties, except under the following conditions:

11.3.1

Disclosure is required by applicable law or regulation, or by any competent judicial, governmental, supervisory or regulatory body or the stock exchange in which Party B is listed;

11.3.2

Disclosure in accordance with applicable law, rule and regulation to relevant parties or third party is required if Party B (i) transfers or assigns the debt under this Agreement to a third party; (ii) engages a trust to manage the debt under this Agreement; and (iii) conducts asset securitization exercise of which the debt under this Agreement is a part.

11.4

Party B shall announce its change of registered address in time while this Agreement is in effect.

11.5

The written consent of Party A is not required if Party B transfers or assigns its debt under this Agreement to a third party.  Party B shall inform Party A of the assignment after the execution of debt assignment agreement.

11.6

All the repayment made by Party A (including the monies received by Party B according to this Agreement) shall be applied and settled of debt in the following order: (i) expenses in connection with the enforcement of the debt and guarantee; (ii) damage compensation; (iii) liquidated damages; (iv) compound interest; (v) penalty interest; (vi) interest; (vii) principal.  Party B shall have the right to modify the above order.

11.7

Party B has the right to examine the use of the loan proceeds by reviewing the operation information of Party A.

Article 10

Default Liability

Clause 12

Party A shall be deemed to be in default under this Loan Agreement upon the occurrence of any or more of the following events:

12.1

The Guarantor fails to complete the guarantee formalities (whether caused by Party A or the Guarantor), or Party A fails to make the drawdown and such failure is not remedied within thirty (30) days (including statutory holidays, Saturday and Sunday).  Party B has the right to demand penalty based on the amount in default, the actual number of days elapsed and the Default Interest Rate.  In addition, Party B has the right to rescind this Agreement.

12.2

Party A fails to pay in accordance with the this Agreement any sums hereunder and thereunder when due.

12.3

The balance sheet and income statement furnished by Party A to Party B are falsified or have concealed material facts.  Party A refuses the investigation, enquiry and supervision of Party B in connection with its use of proceeds under this Agreement, production, operation and financial activities.  Any representation or warranty made or deemed to be made by Party A in Clause 10 is or proves to have been false, incorrect or misleading in any material respect when made or deemed to be made.

12.4

Party A explicitly states or expresses through its acts that it shall not perform this Agreement or any one of the obligations in other commitments, or the guarantor is in breach of any one of its obligation under the guarantee agreement.

12.5

Party A is in default with any contract, agreement, commitment or guarantee to which it is one of the parties, constitutes a default with other liabilities, or being declared (either actual or probably) other loan obligations to be due ahead of the contract due date.

12.6

Party A fails to use the proceeds for the designated purpose.

12.7

Party A fails to provide a new guarantee as demanded by Party B if there occurs a material adverse change in the condition of guarantee adversely affecting the debt of Party B, including without limitation, (i) the guarantee agreement is yet in full force and effect, void or rescinded; (ii) the guarantor fails to possess part or all of its guarantee ability or expresses its intention not to perform or comply with its guarantee obligations; (iii) the guarantor fails to duly perform or observe any of its obligations or commitments under the guarantee agreement or other commitment to which it is a party; and (iv) the pledged property or assets are damaged, lost, impaired or diminish in value.

12.8

There are material changes in Party A’s financial condition, or action, suit, proceeding or potential material dispute threatening against Party A before any court, board of arbitration or administrative agency, which could or might have a material adverse effect on Party A’s performance of this Agreement.

12.9

Party A fails to rectify any other material unfavorable conditions within the prescribed time required by Party B.

Clause 13

Upon the occurrence of any Event of Default by Party A, Party B may exercise all of its rights under this Agreement, declare the Loan and all other monies payable under this Agreement to be forthwith due and payable, demand immediate repayment, and cease extending the remaining tranche of the Loan.

Clause 14

Upon the occurrence of an Event of Default by Party A, Party B may take legal proceeding against Party A.  Party A shall bear on a full indemnity basis all litigation, attorney, travelling and debt/ guarantee enforcement expenses in connection with the legal proceeding.

Clause 15

Provided that Party A has performed all its obligations under this Agreement, it shall have the right to demand liquidated damages from Party B if Party B fails to make the loan proceeds available on the prescribed date and in the prescribed amount.  The liquidated damages shall be calculated with reference to the default amount, the actual number of days elapsed and the Default Interest Rate.

Article 11

Effectiveness of the Agreement

Clause 16

This Agreement shall be in full force and effect after it is duly signed and sealed by the legal representatives/ the persons-in-charge or authorized representatives of both parties.

Article 12

Amendment and Termination of Agreement

Clause 17

This Agreement cannot be amended or rescinded save in writing duly executed by both parties through mutual negotiation.

Article 13

Dispute Resolution

Clause 18

Disputes arising out of or in connection with the Loan Agreement shall be settled through negotiation, or submitted to the People’s Court of the place where Party B is located, should the negotiation fail.

Article 14

Supplementary Provisions

Clause 19

(Skipped)

Clause 20

Notices and Service of Proceedings

20.1

Any notice and written communication including with limitation any and all written documents and notices as stipulated by this Agreement to be made or delivered by one party to another shall be made by registered letter, facsimile, courier service, or other communication means to the designated address set out on page one of this Loan Agreement.

20.2

Any notices or written documents from one party to another shall be deemed to be sufficiently and duly served on the fourth day after having sent by registered letter.  Notices given by facsimile transmission shall be deemed effectively given on the date of successful transmission as evidenced by an automatically generated confirmation of transmission.  In case of courier delivery, any notices or written document shall be deemed to be sufficiently and duly served on the date when despatched to the recipient’s address.  Should there be any change in the contact details of either party, the party concerned shall inform the counter party in writing in seven (7) days in accordance with this clause.  All subsequent notices and documents shall then be served according to the new contact.

Clause 21 Miscellaneous

Party A shall ensure that its own RMB150 million project investment amount has been duly paid before the loan proceeds are released by Party B.  The actual repayment date of the Loan shall be determined by the drawdown document.

Clause 22

This Agreement is made in duplicate.  Each party holds one original copy with the same legal effect.

Clause 23

Party B has explained all the clauses in the Agreement in details to Party A on signing the Agreement.  Both Party A and Party B have no further comment on all the clauses of the Agreement and fully and correctly understand the legal implications of their respective rights, obligations, restrictions and exclusion.

Party A and Party B hereto have executed this Agreement on February 2, 2009 in Chongqing City.

Party A (affixing the Official Seal)

/s/ Li Qing

Legal Representative/ Person-in-charge (or Authorized Representative)

February 2, 2009

Party B (affixing the Official Seal)

/s/

Legal Representative/ Person-in-charge (or Authorized Representative)

February 2, 2009

Attachment 1

The Drawdown Date and Amount of the Loan

Tranche	Drawdown Date	Amount in RMB
1	March 1, 2009	One Hundred Million
2	December 1, 2009	One Hundred Million

The actual drawdown date shall be governed by the loan drawdown note.

Attachment 2

The Repayment Date and Amount of the Loan

Tranche	Repayment Date	Amount in RMB
1	February 2, 2013	Twenty Million
2	February 2, 2014	Twenty Million
3	February 2, 2015	Forty Million
4	February 2, 2016	Sixty Million
5	February 2, 2017	Sixty Million